Water Pik Technologies, Inc.

23 Corporate Plaza, Suite 246

Newport Beach, CA  92660

(949) 719-3700

August 8, 2005

Via EDGAR

U.S. Securities and Exchange Commission

Washington, D.C.  20549

RE:	Water Pik Technologies, Inc.
Form 10-KT for Fiscal Year Ended September 30, 2004
Filed December 14, 2004
Forms 10-Q for Fiscal Quarters Ended December 31, 2004 and
March 31, 2005
File No. 1-15297

To Whom It May Concern:

We have received the Commission’s letter dated July 29, 2005 regarding the above-referenced matter.  This will confirm that Water Pik Technologies, Inc. will provide its written response to the Commission’s letter via EDGAR on or before September 1, 2005, as acknowledged by Commission staff by telephone on August 5, 2005.

Thank you for your attention to this matter.

Sincerely,

/s/ RICHARD D. TIPTON
Richard D. Tipton
Vice President, General Counsel
and Secretary
Water Pik Technologies, Inc.